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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

CURON MEDICAL, INC.
(Name of Issuer)
COMMON STOCK, par value $0.001 per share
(Title of Class of Securities)
231292103
(CUSIP Number)
June 3, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231292103	Page 2 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Equity I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	5	SOLE VOTING POWER 3,813,820 (See Item 4)
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,813,820 (See Item 4)
PERSON WITH:	8	SHARED DISPOSITIVE POWER None

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,820 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 231292103	Page 3 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	5	SOLE VOTING POWER 3,813,820 (See Item 4)
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,813,820 (See Item 4)
PERSON WITH:	8	SHARED DISPOSITIVE POWER None

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,820 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 231292103	Page 4 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Global, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER None
BENEFICIALLY OWNED	6	SHARED VOTING POWER 3,813,820 (See Item 4)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH:	8	SHARED DISPOSITIVE POWER 3,813,820 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,820 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 231292103	Page 5 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Global Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	5	SOLE VOTING POWER None
BENEFICIALLY OWNED	6	SHARED VOTING POWER 3,813,820 (See Item 4)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH:	8	SHARED DISPOSITIVE POWER 3,813,820 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,820 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 231292103	Page 6 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Global Investments II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	5	SOLE VOTING POWER None
BENEFICIALLY OWNED	6	SHARED VOTING POWER 3,813,820 (See Item 4)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH:	8	SHARED DISPOSITIVE POWER 3,813,820 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,820 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 231292103	Page 7 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Balyasny Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 3,813,820 (See Item 4)
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,813,820 (See Item 4)
PERSON WITH:	8	SHARED DISPOSITIVE POWER None

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,820 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 231292103	Page 8 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dmitry Balyasny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 3,813,820 (See Item 4)
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,813,820 (See Item 4)
PERSON WITH:	8	SHARED DISPOSITIVE POWER None

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,820 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1	(a)	Name of Issuer:

Curon Medical, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

46117 Landing Parkway Fremont, California 94538

Item 2	(a)-(c)	This statement is filed on behalf of the following:

    (1)        Atlas Equity I, Ltd., a Cayman Islands corporation (“AE1”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

    (2)        Atlas Master Fund, Ltd., a Cayman Islands corporation (“AMF”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies. AMF owns 100% of the equity interests in AE1.

(3) Atlas Global, LLC, a Delaware limited liability company (“AG”), with its principal business office at 181 West Madison, Suite 3600, Chicago, IL 60602. AG owns 15.7% of the equity interests in AMF.

    (4)        Atlas Global Investments, Ltd., a Cayman Islands corporation (“AGI1”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies. AGI owns 66.9% of the equity interests in AMF.

    (5)        Atlas Global Investments II, Ltd., a Cayman Islands corporation (“AGI2”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies. AGI2 owns 17.3% of the equity interests in AMF.

    (6)        Balyasny Asset Management L.P., a Delaware limited partnership (“BAM”), with its principal business office at 181 West Madison, Suite 3600, Chicago, IL 60602. BAM is the sole managing member of AG and is the investment manager to each of AE1, AG, AGI1 and AGI2.

(7) Dmitry Balyasny, a United States citizen whose business address is 181 West Madison, Suite 3600, Chicago, IL 60602. Dmitry Balyasny is the sole managing member of the general partner of BAM.

Page 9 of 16 Pages

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

231292103

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

AE1

(a)	Amount Beneficially Owned:

3,813,820 shares (1)

(b)	Percent of Class:

8.6%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

3,813,820 shares (1)

(ii)	shared power to vote or to direct vote:

none

(iii)	sole power to dispose or direct disposition of:

3,813,820 shares (1)

(iv)	shared power to dispose or to direct disposition of:

none

AMF

(a)	Amount Beneficially Owned:

By virtue of its ownership of 100% of the equity interest in AE1, AMF may be deemed to beneficially own the 3,813,820 shares of the Company’s Common Stock beneficially owned by AE1.

(b)	Percent of Class:

8.6%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

3,813,820 shares (1)

(ii)	shared power to vote or to direct vote:

none

(iii)	sole power to dispose or direct disposition of:

3,813,820 shares (1)

(iv)	shared power to dispose or to direct disposition of:

none

AG

(a)	Amount Beneficially Owned:

By virtue of its ownership of 15.7% of the equity interest in AMF, AG may be deemed to beneficially own the 3,813,820 shares of the Company’s Common Stock beneficially owned by AMF.

(b)	Percent of Class:

8.6%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

none

(ii)	shared power to vote or to direct vote:

3,813,820 shares (1)

(iii)	sole power to dispose or direct disposition of:

none

(iv)	shared power to dispose or to direct disposition of:

3,813,820 shares (1)

AGI1

(a)	Amount Beneficially Owned:

By virtue of its ownership of 66.9% of the equity interest in AMF, AGI1 may be deemed to beneficially own the 3,813,820 shares of the Company’s Common Stock beneficially owned by AMF.

(b)	Percent of Class:

8.6%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

none

(ii)	shared power to vote or to direct vote:

3,813,820 shares (1)

(iii)	sole power to dispose or direct disposition of:

none

Page 12 of 16 Pages

(iv)	shared power to dispose or to direct disposition of:

3,813,820 shares (1)

AGI2

(a)	Amount Beneficially Owned:

By virtue of its ownership of 17.3% of the equity interest in AMF, AGI2 may be deemed to beneficially own the 3,813,820 shares of the Company’s Common Stock beneficially owned by AMF.

(b)	Percent of Class:

8.6%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

none

(ii)	shared power to vote or to direct vote:

3,813,820 shares (1)

(iii)	sole power to dispose or direct disposition of:

none

(iv)	shared power to dispose or to direct disposition of:

3,813,820 shares (1)

BAM

(a)	Amount Beneficially Owned:

By virtue of its position as investment manager of each of AE1, AG, AGI1 and AGI2 and its role as sole managing member of AG, BAM may be deemed to beneficially own the 3,813,820 shares of the Company’s Common Stock beneficially owned by AE1, AG, AGI1 and AGI2.

(b)	Percent of Class:

8.6%

Page 13 of 16 Pages

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

3,813,820 shares (1)

(ii)	shared power to vote or to direct vote:

none

(iii)	sole power to dispose or direct disposition of:

3,813,820 shares (1)

(iv)	shared power to dispose or to direct disposition of:

none

Dmitry Balyasny

(a)	Amount Beneficially Owned:

By virtue of his position as the sole managing member of the general partner of BAM, Mr. Balyasny may be deemed to beneficially own the 3,813,820 shares of the Company’s Common Stock beneficially owned by BAM.

(b)	Percent of Class:

8.6%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

3,813,820 shares (1)

(ii)	shared power to vote or to direct vote:

none

(iii)	sole power to dispose or direct disposition of:

3,813,820 shares (1)

Page 14 of 16 Pages

(iv)	shared power to dispose or to direct disposition of:

none

(1)	The total of 3,813,820 shares of the Company’s Common Stock reported as beneficially owned by the reporting persons on this Schedule 13G (a) includes 963,212 shares of the Company’s Common Stock issuable upon the exercise of warrants held by AE1 that are exercisable at any time prior to June 3, 2010 and (b) does not include 382,942 shares of the Company’s Common Stock issuable upon the exercise of warrants held by AE1 that will become exercisable on October 9, 2005 and will expire on April 8, 2010. All of such warrants are subject to conversion caps that preclude the holders thereof from exercising such warrants to the extent that such exercise would cause the holder to beneficially own more than 9.999% of the Company’s outstanding Common Stock (including for such purpose the shares of the Company’s Common Stock issuable upon such exercise).

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 15 of 16 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2005.

ATLAS EQUITY I, LTD.	ATLAS GLOBAL INVESTMENTS II, LTD.
By: /s/ Scott H. Schroeder	By: /s/ Scott H. Schroeder
Scott H. Schroeder	Scott H. Schroeder
Authorized Signatory	Authorized Signatory
ATLAS MASTER FUND, LTD.	BALYASNY ASSET MANAGEMENT L.P.
By: /s/ Scott H. Schroeder	By: /s/ Scott H. Schroeder
Scott H. Schroeder	Scott H. Schroeder
Authorized Signatory	Authorized Signatory
ATLAS GLOBAL, LLC
By: /s/ Scott H. Schroeder	/s/ Dmitry Balyasny
Scott H. Schroeder	Dmitry Balyasny
Authorized Signatory
ATLAS GLOBAL INVESTMENTS, LTD.
By: /s/ Scott H. Schroeder
Scott H. Schroeder
Authorized Signatory

Page 16 of 16 Pages